                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 12)1

                            WEBFINANCIAL CORPORATION
                            ------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    777764309
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 2003
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box. / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
1           The  remainder  of  this  cover  page  shall  be  filled  out for  a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 777764309                 13D                        Page 2 of 6 Pages
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================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,737,345
  OWNED BY
    EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,737,345
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    1,737,345
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     39.8%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 777764309                 13D                        Page 3 of 6 Pages
----------------------                                        ------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    PF, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,950,990**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,950,990**
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    1,950,990**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     42.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Consists of the 1,737,345 Shares of Common Stock held by Steel Partners II,
     L.P.,  2,500  Shares of Common Stock held by Mr.  Lichtenstein  and 211,145
     Shares of Common  Stock  issuable  upon  exercise  of  options  held by Mr.
     Lichtenstein.

----------------------                                        ------------------
CUSIP No. 777764309                 13D                        Page 4 of 6 Pages
----------------------                                        ------------------

            The following  constitutes  Amendment No. 12 ("Amendment No. 12") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 12 amends the
Schedule 13D as specifically set forth.

   Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate purchase price of the 1,737,345 Shares of Common Stock owned by Steel  Partners II is  $4,621,896.  The Shares of Common Stock owned by
Steel Partners II were acquired with partnership  funds. The aggregate  purchase price of the 2,500  Shares of Common Stock owned by Mr.  Lichtenstein  is $8,281 and came from his personal funds.

   Item 5(a) is hereby amended and restated to read as follows:

            (a) The  aggregate  percentage  of Shares of Common  Stock  reported owned by each person named herein is based upon  4,366,866  Shares  outstanding, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

            As of the close of business on January 23, 2003,  Steel  Partners II beneficially owned 1,737,345 Shares of Common Stock, constituting  approximately
39.8% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 1,950,990
Shares,  constituting  approximately 42.6% of the Shares  outstanding.  Included therein is 211,145 Shares of Common Stock issuable upon the exercise of options.
Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,500
Shares  owned by him and the  1,737,345  Shares  owned by Steel  Partners  II by virtue of his  authority to vote and dispose of such Shares.  All of such Shares were acquired in open-market transactions.

     Item 5(c) is hereby amended to add the following:

            Schedule A annexed  hereto lists all  transactions  by the Reporting
Persons  in the  Issuer's  Common  Stock  during  the past 60 days.  All of such transactions were effected in the open market.

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CUSIP No. 777764309                 13D                        Page 5 of 6 Pages
----------------------                                        ------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2003                    STEEL PARTNERS II, L.P.

                                           By:  Steel Partners, L.L.C.
                                                General Partner

                                           By:  /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                           /s/ WARREN G. LICHTENSTEIN
                                           -------------------------------------
                                           WARREN G. LICHTENSTEIN

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CUSIP No. 777764309                 13D                        Page 6 of 6 Pages
----------------------                                        ------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------
  Shares of Common Stock           Price Per                     Date of
         Purchased                 Share($)                      Purchase
         ---------                 --------                      --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
         43,800                      2.47                        1/15/03

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None